BOMBARDIER



06010704

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

February 2, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 03 2006
WASH. D.C. 185 SECTION

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, November 7, 2005* – Bombardier announces exit from servicing of Bombardier Capital's manufactured housing portfolio

BOMBARDIER AEROSPACE

- *Toronto, December 8, 2005* – Bombardier signs Lufthansa for 12 CRJ900 airlines

- *Toronto, January 20, 2006* – Bombardier signs Turkey's Atlasjet for three CRJ900 airliners

BOMBARDIER TRANSPORTATION

- *Brussels, December 13, 2005* – Bombardier receives additional order from the Belgian National Railways (SNCB) worth $108 million US

- *Berlin, December 28, 2005* – Bombardier receives a new order from Deutsche Bahn for 78 suburban railway trains worth 224 million Euros

- *Berlin, December 29,*. 2005 – Bombardier receives 243 million Euros order in Spain for 30 additional very high-speed trains

- *Montréal, January 4, 2005* – Bombardier awarded a $343 million US order from SNCF for 73 additional high-capacity trains AGC type

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,



Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood